DB

SEC Mail Processing Section
MAR 01 2019
Washington DC
410

SE

19007554

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-66462~~ DMS 8-66293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CNS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Old Perrin Road Suite 101
(No. and Street)

Sherman (City) | Texas (State) | 75092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Amsberry | 214-360-9822 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – if individual, state last, first, middle name)

517 Route One South, Suite 4103 (Address) | Iselin (City) | NJ (State) | 08830 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
410

OATH OR AFFIRMATION

I, Chris Sifuentes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CNS Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title President

Notary Public

SUMMER MARIE OSWALT
Notary Public
State of Texas
Comm. Expires 06-02-2019

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
CNS Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CNS Securities LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Computation of Net Capital Rule 15c3-1 and Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 26, 2019

CNS SECURITIES, LLC
Statement of Financial Condition
December 31, 2018

ASSETS	
Cash and Cash Equivalents	$ 30,936
Commissions receivable	967
Investment in marketable securities	4,110
Prepaid expenses	3,711
TOTAL ASSETS	$ 39,724
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 1,696
Payroll Liabilities	1,377
TOTAL LIABILITIES	3,073
MEMBER'S EQUITY	
Member's Equity	36,651
TOTAL MEMBER'S EQUITY	36,651
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 39,724

See notes to financial statements.

CNS SECURITIES, LLC
Statement of Operations
Year Ended December 31, 2018

Revenues	
Commissions earned	$ 272,671
Interest income	84
Total Revenues	272,755
Operating Expenses	
Employee compensation and related costs	222,868
Floor brokerage and exchange fees	595
Communications	2,687
Occupancy	12,000
Regulatory Fees	4,834
Professional Fees	12,539
Other expenses	12,377
Total Expenses	267,900
Net income before income tax expense	4,855
Income tax expense	1,019
Net Income	$ 3,836

See notes to financial statements.

CNS SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2018

	Total Member's Equity
Balances at January 1, 2018	$ 32,815
Net income	3,836
Balances at December 31, 2018	$ 36,651

See notes to financial statements.

CNS SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2018

Cash Flows From Operating Activities:		
Net Income	$	3,836
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Change in operating assets and liabilities		
Decrease in due from broker dealers		15,090
Increase in commissions receivable		(967)
Increase in prepaid expenses		(158)
Decrease in accounts payable		(1,867)
Decrease in accrued expenses		(151)
Net cash provided (used) in Operating Activities		15,783
Cash Flows From Investing Activities:		
Increase in investment in marketable securities		(4,110)
Decrease in employee advances		487
Net cash provided (used) in Investing Activities		(3,623)
Net increase in cash and cash equivalents		12,160
Cash and cash equivalents at beginning of year		18,776
Cash and cash equivalents at end of year	$	30,936
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	407

See notes to financial statements.

CNS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

CNS Securities, LLC (the Company) was formed as a Texas Limited Liability Company in June 2003. Mr. Chris Sifuentes of Richardson, TX is the sole member. In June 2004, the National Association of Securities Dealers, Inc. (NASD) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in Sherman, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides exemption to firms whose business is limited to mutual funds and/or variable insurance products."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Revenue Recognition

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The revenue recognition policies of the Company were not affected upon adoption of ASC 606.

The Company has three primary lines of business: (i) brokerage commissions (ii) distribution fees and (iii) other miscellaneous fees earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations. Commissions and fees revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. No brokerage commissions were earned in the current year.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Other Miscellaneous Fees Earned. From time to time the Company performs functions for the convenience of its customers. In these cases, the Company performs a simple act for which it receives a fee. The performance obligation is satisfied on the date the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered. No miscellaneous fees were earned in the current year.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, CNS, a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

Concentrations

The company has revenue concentrations; One business relationships accounted for 78% of revenue for the year ended December 31, 2018.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, The Company had net capital of $32,119 which was $27,119 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately .10 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1).

NOTE D – INVESTMENT IN MARKETABLE SECURITIES

The amount, $4,110, is an investment that the Company has in mutual funds, held at Fidelity Investments.

NOTE E – PREPAID EXPENSES

The amount, $3,711, is comprised of an advance payment to a regulatory agency.

NOTE F – ACCRUED LIABILITIES

The accrued liability is made of amounts due to payroll liabilities, $1,377.

NOTE G – ACCOUNTS PAYABLE

The amount, $1,696, is composed of commissions payable to registered representatives ($677) and federal income tax payable ($1,019).

NOTE H – RELATED PARTY TRANSACTIONS

The Company leases office space from its member, Chris Sifuentes. The office space is shared by CNS Securities, Inc. and CNS Securities Insurance Services, LLC, an affiliated company which is commonly owned by the member. During the year payments of $14,400 were made to Mr. Sifuentes for occupancy and communications reimbursement. Also, a director's fee of $13,000 was paid to Mr. Sifuentes during the year.

NOTE I – RENT

The Company leases office space from its member. The amount of rent under this arrangement in December 31, 2018 was $12,000 for the year.

NOTE J – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2019, which is the date the financial statement were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Schedule I

CNS Securities, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2018

Computation of Net Capital

Total Member's equity qualified for net capital	$ 36,651
Deductions / charges	
Non-allowable assets:	
Prepaid expenses	3,711
Total deductions / charges	3,711
Net Capital before haircuts on securities positions	32,940
Haircuts on securities:	
Money market funds	821
Net Capital	$ 32,119
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 1,696
Payroll liabilities	1,377
Total aggregate indebtedness	$ 3,073
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 27,119
Ratio of aggregate indebtedness to net capital	.10 to 1

Reconciliation of Computation of Net Capital

Net Capital per filed 12/31/2018 Focus IIA Report	32,848
Increase in commissions receivable	967
Increase in accrued expenses	(1,696)
Net Capital per 12/31/2018 audit	32,119

See accompanying report of independent registered public accounting firm.

CNS Securities, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2018

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2018

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
CNS Securities LLC

We have reviewed management's statements, included in the accompanying CNS Securities LLC Exemption Report, prepared as required by 17 C.F.R § 240.17a5(d)(1) and (4), in which (1) CNS Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which CNS Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: *(1)*, (the "Exemption Provisions") and (2) CNS Securities LLC stated that CNS Securities LLC met the identified Exemption Provisions throughout the most recent fiscal year without exception. CNS Securities LLC's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CNS Securities LLC's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)*(1)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 26, 2019

CNS Securities, LLC

CNS Securities LLC's Exemption Report

CNS Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): The Company is exempt from the Customer Protection Rule under Paragraph (k)(1) as the Company's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. Transactions as broker (agent) are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company, and the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.
2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

CNS Securities, LLC

I, Chris Sifuentes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: Chris Sifuentes
February 26, 2019

CNS Securities, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2018
(With Reports of Independent Registered Public Accounting Firm Thereon)

December 31, 2018

CNS SECURITIES, LLC
December 31, 2018

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